SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2021

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/Dov Sella
Dov Sella
Chief Executive Officer

Date:  July 13, 2021

RADA Schedules Second Quarter 2021 Results Release &
Conference Call on Monday, August 2, 2021

RADA’s investor conference call to start at 9am ET

NETANYA, Israel, July 13, 2021 -- RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced that it would be releasing its financial results for the second quarter of 2021 on Monday, August 2, 2021.

The Company will host a conference call on the same day, starting at 9:00 am ET.

Dov Sella, Chief Executive Officer and Avi Israel, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-723-3164	at 9:00 am Eastern Time
Israel:	03-918-0609	at 4:00 pm Israel Time
International:	+972-3-918-0609

A live webcast of the conference call can also be accessed on the RADA website at https://www.rada.com/corp/corporate-ir.html

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact: Avi Israel, CFO Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 688 3559 rada@gkir.com